Exhibit 99.1

ENGLISH TRANSLATION

DECLARATION OF VOTING RIGHTS

Form to be used pursuant to article L. 233-8 of the Code de commerce to

AMF

Autorités des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 48	Fax : 01 53 45 62 68

Note that, pursuant to article L. 233-8 of the Code de commerce, companies admitted to a regulated market must systematically declare to the AMF their total number of voting rights following their annual general meeting, such information to be updated if, between two ordinary shareholders meetings, a change of 5% occurs.

This information must be supplied within 15 days and must also be published in the BALO.

•             Contact details of the person responsible for the file :

•	First and last name : Thierry SOURON- SOCIETE GENERALE - GSSI/GIS/BAO/NPO/NOM
•	Tel : 02.51.85.53.15	Fax : 02.51.85.62.15

•             Company making the declaration :

•             Name : PERNOD RICARD

•             Registered office : 12, Place des Etats-Unis – 75116 Paris

•             Regulated market (Eurolist) :

☒ Compartiment A

☐ Compartiment B

☐ Compartiment C

Number of shares making up the share capital of the company	:	87 967 892

Total number of shares of the company in circulation	:	87 967 892

Total number of voting rights of the company	:	101 478 555

This figure has been noted :

☐ following the annual general meeting of the shareholders on

☒ due to a change of 5% between two ordinary shareholders meetings, on 26 July 2005

At the time of the last declaration, made on 17 May 2004, the total number of voting rights was equal to 84 881 154.

•             Do the constitutional documents of the company contain a clause which imposes a reporting obligation in relation to thresholds reached, other than those at law

(this information is not required by law and is therefore provided voluntarily, in order that the AMF is able to inform shareholders of companies listed on regulated markets of the existence of such clause)

☐ YES (if YES, please attach an extract of the relevant clause and keep this information updated)

☐  NO

Signed at Nantes, France , on 27 July 2005

Nathalie RIOU-SEDRAN
Responsible for Nominatif and Option Plans

ENGLISH TRANSLATION

COMPANY PERNOD RICARD

Société Anonyme with a share capital of  € 272 700 465,20

Registered office : 12, Place des Etats-Unis – 75116 PARIS

582 041 943 R.C.S. PARIS

VOTING RIGHTS

Pursuant to article L 233-8 of the code de commerce, the company hereby informs its shareholders that following the increase in share capital in relation to the consideration in the acquisition of ALLIED DOMECQ on 26 July 2005, the share capital consists of 87 967 892 shares and represents a total number of active voting rights of 101 478 555.